FORM 5	UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549	OMB APPROVAL

FORM 5

☐ Check box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. *See* Instruction 1(b).

☐ Form 3 Holdings Reported

☒ Form 4 Transactions Reported

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility

Holding Company Act of 1935 or Section 30(h) of the Investment Company Act of 1940

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1. Name and Address of Reporting Person*	2. Issuer Name and Ticker or Trading Symbol	6. Relationship of Reporting Person(s) to Issuer
DeBoer, Sidney B.	**Lithia Motors, Inc. LAD**	(Check all applicable) ___X_ Director ___X_ 10% Owner ___X_ Officer (give _____ Other (specify title below) below) **Chairman and CEO**

(Last) (First) (Middle)	3. I.R.S. Identification Number of Reporting Person, if an entity (Voluntary)	4. Statement for Month/Year **12/31/2002**	
360 E. Jackson St.			

(Street)	5. If Amendment, Date of Original (Month/Year)	7. Individual or Joint/Group Reporting (Check applicable line) _X_Form Filed by One Reporting Person ___Form Filed by More than One Reporting Person
Medford, OR 97501		

(City) (State) (Zip)

Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

1. Title of Security (Instr. 3)	2. Transaction Date (Month/Day/Year)	2A. Deemed Execution Date, if any (Month/Day/Year)	3. Transaction Code (Instr. 8)	4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)			5. Amount of Securities Beneficially Owned at end of Issuer's Fiscal Year (Instr. 3 and 4)	6. Ownership Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
				Amount	(A) or (D)	Price			
Class A Common							13,455.00	D	
Class A Common							10,325.00	I	By 401(k)
Class A Common							280.00	I	By Spouse in Joint Ownership with Mother (1)
Class A Common							139,500.00	I	Deboer Family, LLC (2)

* If the form is filed by more than one reporting person, see instruction 4(b)(v).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

(Over)

SEC 2270 (9-02)

FORM 5 (continued)

Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned
(*e.g.*, puts, calls, warrants, options, convertible securities)

1. Title of Derivative Security (Instr. 3)	2. Conversion or Exercise Price of Derivative Security	3. Transaction Date (Month/Day/Year)	3A. Deemed Execution Date, if any (Month/Day/Year)	4. Transaction Code (Instr.8)	5. Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4, and 5)		6. Date Exercisable and Expiration Date (Month/Day/Year)		7. Title and Amount of Underlying Securities (Instr. 3 and 4)		8. Price of Derivitive Security (Instr. 5)	9. Number of Derivative Securities Beneficially Owned at End of Year (Instr. 4)	10. Ownership of Derivative Security: Direct (D) or Indirect (I) (Instr. 4)	11. Nature of Indirect Beneficial Ownership (Instr. 4)
					(A)	(D)	Date Exercisable	Expiration Date	Title	Amount or Number of Shares				
Stock Option (2002nq) (right to buy)	$15.13	12/26/2002		A4	16,000.00		12/26/2007	12/26/2012	Class A Common	16,000.00		16,000.00	D	
Class B Common	$0.00						N/A	N/A	Class A Common	3,762,231.0		3,762,231.0	I	Interest owned by a LLC (3)
Stock Option (1999sd) (ISO) (right to buy)	$18.15						(4)	01/01/2004	Class A Common	12,000.00		12,000.00	D	
Stock Option (2000sd) (ISO) (right to buy)	$18.43						(5)	01/06/2005	Class A Common	9,990.00		9,990.00	D	
Stock Option (2000sd) (NQ) (right to buy)	$16.75						(6)	01/06/2010	Class A Common	22,010.00		22,010.00	D	
Stock Option (2001) (ISO) (right to purchase)	$12.99						12/26/2000	12/26/2005	Class A Common	7,494.00		7,494.00	D	
Stock Option (2001) (NQ) (right to buy)	$1.00						12/26/2005	12/26/2010	Class A Common	16,000.00		16,000.00	D	
Stock Option (2001nq) (right to buy)	$19.24						12/26/2006	12/26/2011	Class A Common	16,000.00		16,000.00	D	
Stock Option (2001sd) (NQ) (right to purchase)	$11.81						(7)	12/26/2010	Class A Common	31,788.00		31,788.00	D	

Explanation of Responses:

See attached statement

/s/ Cliff E. Spencer

** Signature of Reporting Person

02/12/2003

Date

Cliff E. Spencer, Attorney in Fact for Sidney B. DeBoer

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed.
If space provided is insufficient, *see* Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB number.

DeBoer, Sidney B.

360 E. Jackson St.

Medford, OR 97501

Explanation of responses:

(1)   These shares are beneficially owned by reporting person's Mother-in-law in a joint acount with reporting person's spouse and reporting person disclaims any beneficial ownership of these shares

(2)   Sidney B. Deboer is the trustee of the Sidney B. DeBoer Trust, which is the owner of a majority interest in the LLC and is the sole manager of the LLC

(3)   Mr. DeBoer, through DeBoer Family, LLC, of which he is the sole manager, owns a majority interest in Lithia Holding Company, LLC, of which he is also the sole manager; and he has elected to report all Class B Common Stock owned by the Lithia Holding Company, LLC as being beneficially owned by him.

(4)   The options vest as follows: 292 on 1/1/00, 5,509 on 1/1/01, 5,508 on 1/1/02 and 691 on 1/6/03.

(5)   The options vest as follows: 4,745 on 1/6/03 and 5,245 on 1/6/04.

(6)   The options vest as follows: 13,627 on 1/6/01 and 8,383 on 1/6/02.

(7)   The options vest 8,360 shares on 12/26/00, 2,108 on 12/26/02, 10,565 on 12/26/03 and 10,755 on 12/26/04